Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jeffery W. Choquette, P.E., do hereby certify that:

1.	I am currently employed as Principal Engineer by:

Hard Rock Consulting, LLC 7114 W. Jefferson Ave., Ste. 308 Lakewood, Colorado 80235 U.S.A.

I am a graduate of Montana College of Mineral Science and Technology and received a Bachelor of Science degree in Mining Engineering in 1995.

2.	I am a:

•	Registered Professional Engineer in the State of Montana (No. 12265)
•	QP Member in Mining and Ore Reserves in good standing of the Mining and Metallurgical Society of America (No. 01425QP)

3.

I have nineteen years of domestic and international experience in project development, resource and reserve modeling, mine operations, mine engineering, project evaluation, and financial analysis. I have worked for mining and exploration companies for fifteen years and as a consulting engineer for three and a half years. I have been involved in industrial minerals, base metals and precious metal mining projects in the United States, Canada, Mexico and South America.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I personally inspected the El Cubo Project August 27th through August 28th , 2015, September 7th through September 8th, 2015, June 26th to June 27th ,2016 and October 17th to October 18th , 2016.

6.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico,” dated March 3rd , 2017, with an effective date of December, 31 2016, with specific responsibility for Sections 1.5, 13, and 15 through 27 of this report.

7.	I have had prior involvement with the property that is the subject of this Technical Report as a QP co- author of a previous (2016) NI 43-101 Technical Report.

8.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2017.

“Signed” Jeffery W. Choquette

Jeffery W. Choquette, P.E.
Printed name of Qualified Person

March 3, 2017	1